UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Syed Sabahat Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Of the total number of shares of common stock (the “Common Stock”) of UpHealth, Inc., a Delaware corporation (the “Company”), reported as beneficially owned by Syed Sabahat Azim (“Dr. Azim”) as of May 27, 2022, (1) 2,716,319 shares are beneficially owned by Dr. Azim, (2) 2,715,542 shares are beneficially owned by Dr. Azim’s wife, Richa Sana Azim (“Ms. Azim”), and (3) 684,981 shares are beneficially owned by Kimberlite Social Infra Private Limited (“Kimberlite”), of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Dr. Azim are held of record by Eligere Limited Liability Company (“Eligere”), which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement (as defined in the original Schedule 13D), Dr. Azim has dispositive power over the shares held of record by Eligere for which he is the beneficial owner and can exercise an option to receive the shares from Eligere at any time after the closing of the Business Combination (as defined below). Accordingly, he is the beneficial owner of the shares. Dr. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of his pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Richa Sana Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]

Of the total number of shares of the Common Stock reported as beneficially owned by Ms. Azim, (1) 2,715,542 shares are beneficially owned by Ms. Azim, (2) 2,716,319 shares are beneficially owned by Dr. Azim and (3) 684,981 shares are beneficially owned by Kimberlite, of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Ms. Azim are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Ms. Azim has dispositive power over the shares held of record by Eligere for which she is the beneficial owner and can exercise an option to receive them from Eligere any time after the closing of the Business Combination. Accordingly, she is the beneficial owner of the shares. Ms. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of her pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Kimberlite Social Infra Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 684,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]

All shares reported by Kimberlite are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Kimberlite has dispositive power over the shares held of record by Eligere and can exercise an option to receive them from Eligere at any time after the closing of the Business Combination. Accordingly, Kimberlite is the beneficial owner of the shares.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Eligere Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,116,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]

Eligere is the holder of record of all shares of Common Stock beneficially owned by Dr. Azim, Ms. Azim and Kimberlite. Eligere has voting (but not dispositive) power over the shares and therefore may be deemed a beneficial owner of the shares.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Saima Siddiqui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,116,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[5]

Eligere is the holder of record of all shares of Common Stock beneficially owned by Ms. Siddiqui. Ms. Siddiqui is the sole member of Eligere. Eligere has voting (but not dispositive) power over the shares and Ms. Siddiqui, as the sole member of Eligere, shares voting power over those shares. Ms. Siddiqui therefore may be deemed a beneficial owner of the shares.

SCHEDULE 13D

(Amendment No. 4)

The following constitutes Amendment No. 4 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein:

Item 2.	Identity and Background.

Item 2 of Reporting Persons’ Schedule 13D, as amended, is hereby further amended by adding the following (asterisks indicate disclosures in the existing amended Schedule 13D which are not being amended):

(a) This statement is being filed jointly on behalf of the following (collectively, the “Reporting Persons”):

***

e.	Ms. Siddiqui, sole member of Eligere.

(b)	***The address of Ms. Siddiqui is 9 Hawser Way, Randolph, NJ 07869.

(c)	***Ms. Siddiqui is the sole member of Eligere.

***

(f)	***Ms. Siddiqui is a citizen of the United States.

Item 4.	Purpose

Item 4 of Reporting Persons’ Schedule 13D, as amended, is hereby further amended by adding the following (asterisks denote disclosures in the existing amended Schedule 13D which are not being amended):

***

Ms. Siddiqui did not join the other Reporting Persons in entering into the Voting Agreement or taking any action related to it or as part of the Stockholder Group, as those terms and activities have been previously referenced in Item 4 of this Schedule 13D, as amended, except as the sole member of Eligere.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Reporting Persons’ Schedule 13D, as amended, is hereby further amended by adding the following in the sections indicated (asterisks denote disclosures in the existing amended Schedule 13D which are not being amended):

(a) As of the date of this filing, the Reporting Persons beneficially own the following aggregate shares of Common Stock:

***

v. Ms. Siddiqui beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 4.25%, solely as a result of her being the sole member of Eligere.

(b)

***Eligere has shared voting power with respect to 6,116,842 shares of Common Stock and no dispositive power with respect to any shares of Common Stock. Ms. Siddiqui has shared voting power with respect to 6,116,842 shares of Common Stock and no dispositive power with respect to any shares of Common Stock, solely as a result of her being the sole member of Eligere.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.7:         Joint Filing Agreement, dated June 4, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2022

SYED SABAHAT AZIM

/s/ Sabahat Azim

RICHA SANA AZIM

/s/ Richa Sana Azim

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

By:	/s/ Syed Sabahat Azim
Syed Sabahat Azim
Director

ELIGERE LIMITED LIABILITY COMPANY

By:	/s/ Saima Siddiqui
Saima Siddiqui
Sole Member

SAIMA SIDDIQUI

/s/ Saima Siddiqui